Acquisition Of August 2, 2004

Filed by Fifth Third Bancorp

Pursuant to Rule 425 under Securities Act of 1933

Subject Company: First National Bankshares of Florida, Inc.

Exchange Act File Number 001-31883

of FITB Market Capitalization)

(1)

(5.6%

(2) (1)

Quarter 2005 2 $50 million st 0.5065 Fifth Third Shares per First National Share $ 25.00 Purchase, Tax-free exchange $1.58 billion 1 $50 million: 75% in 2005 and 100% thereafterNot to exceed $100 million, pre-tax CDI rate of 2.5% on non-time deposits amortized 10 years; sum of years digits Regulatory First National Shareholders Significant roles for First National Management in Florida Affiliate

Transaction Summary Exchange Ratio: Price per FLB Share: Transaction Structure: Termination Fee Transaction Value: Expected Closing: Expected Cost Savings: Required Approvals: close price on 7/30/04 of $49.36

Expected Restructuring Charges: Purchase Accounting: Management: (1) Based on FITB’s (2) Based onexpected Pro Forma fully diluted shares outstanding of 63 million

• $5,331 3,871 3,488 651 5.00% 0.80 5.60 0.07% 0.21 5.77x company Community.

• Southern

• shareholders Management Financials Ratios of holding to deposits

• deposits 2004. acquisition in Adequacy 30,

• Wealth in OREO

• bank June pending

• Data Ratios + of a Capital NPLs as for

• markets / distribution million million Summary Sheet Equity Loans / forma National Quality /

• $55 millions) Financials Pro free $900 in Balance Assets Deposits Loans Common Profitability TCR ROAA ROACE Credit NCOs/Loans NPAs Reserves

• Business tax First and and ($ N.B.

• 9%

• Corporation, a and metropolitan MMDA in assets assets F.N.B. Corp. their in in

• of Florida of SAV 25% CDS 35%

• of all billion 3 F.N.B. in million Bank $1 Deposits subsidiary by $60 off

• National’s a presence

• as spun National a Bank, NOW 14% and Community, DDA 17% First operated was First AUM 19% FLB the Bradenton Construction of FLB Southern Mtg.

• PA; trust First 28% pending Res.

• 2004 include of 2004:

• 2004: 10% mergers 22, Loans Commercial million 30, Hermitage, 2 January in subsidiaries $910 has March June Consumer 3% Until based FLB with FLB

• Overview Mtg.

• _ 40% Comm

Market Share 20.2% 19.0 11.0 3.9 2.6 2.5 2.1 2.0 1.9 1.8 1.5 1.4 1.3 1.2 1.2 1.2 0.2 100.0%

in

737 923 447 149 147 193 47 35 15 120 93 22 78 28 94 43 15 4,732 # of Branches Rank 1 2 3 4 5 6 7 8 9 10 11 11 12 13 14 15 38 Deposit in Market ($mm) $54,233 50,957 29,396 10,369 6,907 6,559 5,751 5,468 4,983 4,835 4,089 3,704 3,464 3,324 3,158 3,155 626 $268,174

Washington Mutual Colonial BancGroup FITB Pro Forma 4 Florida Institution Bank of America Wachovia SunTrust Regions Financial AmSouth Bancorp. Golden West Financial Citigroup Ohio Savings Financial Ocean Bankshares First National Northern Trust BB&T BankUnited Financial Fifth Third Bancorp Totals Source: SNL Datasource. Branch data as of 2004, pro forma for pending and completed acquisitions.

Right Markets, Significant Sales Opportunities First National is the largest publicly traded bank headquartered Florida Top Management has nearly 100 years of combined Florida banking experience

_ _ % %

Market Share 24.9% 21.0 13.1 7.0 4.2 3.7 3.0 2.5 2.4 2.3 Market Share 20.9% 20.4 15.3 10.6 7.6 5.4 3.3 3.3 3.1 3.0 2.6

33 41 20 15 9 13 6 3 2 6 4

# of Branches 120 146 96 59 9 34 22 24 5 28 # of Branches

1 2 3 4 4 5 6 7 8 9 10

Rank 1 2 3 4 5 6 7 8 9 10 Rank $8,980 7,555 4,727 2,529 1,509 1,343 1,076 914 876 831 Deposit in $1,544 1,510 1,132 785 562 402 245 241 230 223 194

Tampa / St. Petersburg Deposit in Market ($mm) Cape Coral Market ($mm)

Institution Bank of America Wachovia SunTrust FITB Pro Forma First National Colonial BancGroup AmSouth Bancorp. Golden West Financial Third FS&LA M.H.C. Fifth Third Bancorp First Citizens BancShar

Institution Bank of America Wachovia SunTrust AmSouth Golden West Financial BB&T South Financial Group Colonial BancGroup Third FS&LA M.H.C. FITB Pro Forma

Market Share 24.8% 16.6 15.0 4.4 3.9 3.6 3.4 3.3 2.5 2.2

# of Branches 45 47 27 11 6 4 8 15 7 7

Rank 1 2 3 4 5 6 7 8 9 10

Sarasota Deposit in Market ($mm) $3,072 2,056 1,860 542 484 444 423 414 311 267 5 Institution Bank of America Wachovia SunTrust Royal Bank of Canada Golden West Financial Northern Trust Gold Banc Corp. BB&T Corp. FITB Pro Forma Century Financial Grou Market Share 19.7% 18.9 15.8 13.9 6.8 5.9 5.7 4.1 3.9 2.8 2.7 Market Share 26.0% 19.3 14.9 5.7 4.8 2.6 2.5 2.3 2.2 1.7

8 8 5

# of Branches 20 18 22 12 5 9 7 2 3 2 # of Branches 55 72 77 30 23 10 12 26

weighted average growth rate of 13 percent Rank 1 1 2 3 4 5 6 7 8 9 10 Rank 1 2 3 4 5 6 7 8 9 10 Population of 5.9 million people in these markets with a Naples Deposit in Market ($mm) $1,370 1,315 1,098 971 476 408 399 283 269 197 190 Orlando Deposit in Market ($mm) $5,843 4,339 3,346 1,276 1,076 576 565 514 492 391

Combined Franchise Operates in Attractive Florida MSAs Institution FITB Pro Forma Bank of America Wachovia First National Orion Bancorp AmSouth Fifth Third Bancorp SunTrust Northern Trust Florida Community Golden West Financial Institution SunTrust Bank of America Wachovia Washington Mutual Colonial BancGroup FFLC Bancorp FITB Pro Forma AmSouth Bancorp. South Financial Group Villages Bancorp

and a 0.21 Pro Forma 6/30/04

3% Pro Forma 6/30 0.22 2003

. 2003 / Loans & OREO

23 0.27 2002

NPA’s

of 2002 Noninterest income

2001 0.31 2001 CAGR 2% 2000 0.30 2000

.

18 1999 0.35 0.3 0.25 0.2 0.15 0.1 0.05 0

Net interest income

of $0

deposit $240 $200 $160 $120 $80 $40

CAGR 6

Pro Forma 6/30 0.07 Pro Forma 6/30/04

revenue 2003 0.13 2003

2002 With Pristine Credit Quality…

Deposits 0.22 2002 2001

2000 Loans / Average Loans 0.19 2001

1999 NCO’s 0.16 2000 High Quality Growth Track Record Since 1999, FLB has generated a $4,500 $3,750 $3,000 $2,250 $1,500 $750 $0 0.25 0.2 0.15 0.1 0.05 0

• $94K Market = $31K

• CDS 30%

• Deposit Forma) MMDA 8%

• Income/FTE Deposits DDA 16% MSA (Pro SAV 21% Net 4.5% Share 5/3 FLB NOW 25%

• 7

• Construction 18% Mtg. 27%

• deposits Centers Res.

• Loans Commercial 12%

• in Banking

• Consumer 6%

• billion 90 Mtg.

• Comm 37%

• $4.7 Over

• _

• Forma (Florida)…Pro

• Bank assets loans in in Third billion billion Fifth $6.3 $4.1

• _

may contain forward-looking statements about Fifth Third Bancorp, First National Bankshares and/or 8 This presentation the combined company within the meaning of Sections 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. This presentation may contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third Bancorp, First National Bankshares and/or the combined company including statements preceded by, followed by or that include the words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” “remain” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third, First National Bankshares and/or the combined company do business, are less favorable than expected; (5) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (6) changes and trends in the securities markets; (7) legislative or regulatory changes or actions, or significant litigation, adversely affect Fifth Third, First National Bankshares and/or the combined company or the businesses in which Fifth Third, First National Bankshares and/or the combined company are engaged; (8) difficulties in combining the operations of First National Bankshares and/or other acquired entities and (9) the impact of reputational risk created by the developments discussed above on such matters as business generation and retention, funding and liquidity. We undertake no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this presentation. Further information on other factors which could affect the financial results of Fifth Third after the merger are included in Fifth Third’s and First National Bankshares’ filings with the Securities and Exchange

Commission. These documents are available free of charge at the Commission’s website at http://www.sec.gov and/or from Fifth Third or First National Bankshares. Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction referenced be filed with the Commission by Fifth Third Bancorp and First National Bankshares. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and First National Bankshares at the Commission’s website at http://www.sec.gov and/or from Fifth Third Bancorp and First National Bankshares. First National Bankshares and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First National Bankshares with respect to the transaction contemplated by the definitive agreement. Information regarding such officers and directors is included in First National Bankshares’ proxy statement for its 2004 Annual Meeting of Shareholders filed with the Commission on March 12, 2004. This document is available free of charge at the Forward Looking Statement Disclosure in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will Commission’s website at http://www.sec.gov and/or from First National Bankshares.